SKYLINE BUILDERS GROUP HOLDING LIMITED

VIA EDGAR

December 27, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Ruairi Regan / Brigitte Lippmann

Re:	Skyline Builders Group Holding Limited
Registration Statement on Form F-1
Filed December 18, 2024, as amended
File No. 333-282720

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skyline Builders Group Holding Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on December 31, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Ngo Chiu Lam
Ngo Chiu Lam
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Sichenzia Ross Ference Carmel LLP